Exhibit 99.1
Orckit Cancels Extraordinary General Meeting of Shareholders

TEL AVIV, Israel, February 12, 2015 -- Orckit Communications Ltd. (OTCQB: ORCT) (the "Company") today announced that its Extraordinary General Meeting of Shareholders to consider an arrangement between the Company and its creditors, which was scheduled to be held on February 19, 2015, has been cancelled.

About Orckit Communications Ltd. (in temporary liquidation)

Orckit facilitates the delivery by telecommunication providers of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. Orckit was founded in 1990 and became publicly traded in 1996. Orckit's shares are traded on the OTCQB and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.